

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

CORRECTED
January 11, 2017

Paul Mathieson
Chief Executive Officer
IEG Holdings Corp.
6160 West Tropicana Ave, Suite E-13
Las Vegas, NV 89103

> **Re:** **IEG Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2016**
> **File No. 333-215239**

Dear Mr. Mathieson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note that you are registering the resale of 9,038,520 shares of your common stock on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933. We also note your disclosure in the third full paragraph that "[t]he selling stockholders….are deemed to be `underwriters´ within the meaning of the Securities Act of 1933…." As a result of the underwriter status of the selling stockholders, the offering is deemed to be an indirect primary offering by or on behalf of the registrant. Because you do not appear eligible to conduct a primary offering on Form S-3, you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Accordingly, you must provide a fixed price at which the selling stockholders will sell their securities for the duration of the offering. Please make corresponding changes throughout the document, including to the prospectus summary and plan of distribution. For guidance, please refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Paul Mathieson
IEG Holdings Corp.
January 11, 2017
Page 2

<u>Prospectus Summary, page 1</u>

2. Please expand to update for the recent events related to your tender offer for shares of OneMain Holdings, Inc.

<u>Management, page 35</u>

3. Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2016. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Laura Anthony, Esq. (Via E-mail)